SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. --)*

Entheos Technologies, Inc.
(Name of Issuer)

Common Stock, $0.0001 per share
(Title of Class of Securities)

293820304
(CUSIP Number)

Mr. David Jenkins
Agincourt Capital Limited
406 North Hermosa Drive, Palm Springs, CA  92262
(760) 322-4149
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

October 22, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 293820304

Names of reporting persons:	Agincourt Capital Limited
Tax Id No.:	<>
David Jenkins*

Check the appropriate box if a member of a group (see instructions)
(a)
(b) ☒

SEC use only:

Source of funds (see instructions) WC

Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e):

Citizenship or place of organization: USA

(Number of shares beneficially owned by each reporting person with: 3,500,000*

Sole Voting Power:  3,500,000*

Shared Voting Power: None

Sole Dispositive Power: 3,500,000*

Shared Dispositive Power.: None

Aggregate Amount Beneficially Owned by Each Reporting Person:  3,500,000*

Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

Percent of Class Represented by Amount in Row (11): 5.5%

Type of Reporting Person (See Instructions): CO

* Mr. David Jenkins is the sole stockholder, director and officer of Agincourt Capital Limited and in such capacity may be deemed to have beneficial ownership of, and sole voting and disposition power as to the 3,500,000 Issuer’s Shares owned of record by Agincourt Capital Limited.    Mr. Jenkins is also a director of the Issuer.

Item 1.	Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the common stock, $.0001 par value per share (the “Common Stock”), of Entheos Technologies, Inc. a  Nevada corporation (the “Issuer”), with its principal executive offices at 430 Park Avenue, Suite 702, New York, New York 10022.

Item 2.	Identity and Background

This Schedule 13D is being filed to report Agincourt Capital Limited beneficial ownership of 3,500,000 shares (the “Issuer’s Shares”) of the Issuer’s common stock acquired by it in a private transaction consummated on October 22, 2010 pursuant to a Stock Purchase Agreement dated as of September 23, 2010 (the “SPA”) between it and a stockholder of the Issuer.

Mr. David Jenkins is the sole stockholder, director and officer of Agincourt Capital Limited and in such capacity may be deemed to have beneficial ownership of, and sole voting and disposition power as to the 3,500,000 Issuer’s Shares owned of record by Agincourt Capital Limited.    Mr. Jenkins is also a director of the Issuer. Agincourt Capital Limited is a private investor with an office at 406 North Hermosa Drive, Palm Springs, CA  92262.

During the past ten years none of Agincourt Capital Limited, its directors, executive officers, promoters or control persons has been:

•
the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	convicted in a criminal proceeding or is subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

•
subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•	found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law;

•	the subject of any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	Any Federal or State securities or commodities law or regulation; or

(ii)
Any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

(iii)	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity.

•
any federal or state judicial or administrative proceedings based on violations of federal or state securities, commodities, banking or insurance laws and regulations, or any settlement to such actions (excluding settlements between private parties); and

•	any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization.

Item 3.	Source and Amount of Funds or Other Consideration

Agincourt Capital Limited used working capital to acquire the Issuer’s Shares.

The aggregate value of the Issuer’s Shares on October 22, 2010 was approximately $0.25 per share or $875,000 in the aggregate.

Item 4.	Purpose of Transaction

The Issuer’s Shares were acquired by Agincourt Capital Limited for investment purposes only and not for the purpose of effecting control of the Issuer. All of the Issuer’s Shares are restricted shares and may not be resold except pursuant to a registration statement filed under the Securities Act of 1933 (the “1933 Act”) or pursuant to an applicable exemption from the registration requirements of the 1933 Act. Subject to market conditions and other factors, including the availability of an exemption from the registration requirements of the 1933 Act, the Reporting Persons may purchase additional shares of the Issuer’s common stock, maintain its present ownership of the Issuer’s Shares or, at such time as it may lawfully do so, sell some or all of the Issuer Shares. All information and opinions herein are the sole views of the Reporting Persons as of October 22, 2010.

Item 5.	Interest in Securities of the Issuer.

(a)           As of the date of the event which required the filing of this Scheduled 13D  Agincourt Capital Limited owned of record 3,500,000 shares of the Issuer’s common stock.  Mr. David Jenkins is the sole stockholder, director and officer of Agincourt Capital Limited and in such capacity may be deemed to have beneficial ownership of, and sole voting and disposition power as to the 3,500,000 Issuer’s Shares owned of record by Agincourt Capital Limited.    Mr. Jenkins is also a director of the Issuer.

All ownership percentages are based on 63,075,122 shares outstanding, which is calculated based on the amount of shares outstanding as of August 10, 2010 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010, as filed with the Securities and Exchange Commission on August 13, 2010.

(b)           With respect to all of the Issuer Shares that are held by Agincourt Capital Limited, Mr. David Jenkins has sole power to vote and dispose or direct the disposition of such shares.

(c)           Transactions effected in the Issuer’s common stock that have taken place in the past sixty days are attached as Exhibit A.

(d)           Except as described above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer Shares.

(e)	Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Agincourt Capital Limited acquired 3,500,000 directly from a stockholder of the Issuer pursuant to the SPA for aggregate consideration of $35,000.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A	Transactions Within 60 Days Prior to the Date of This Schedule 13D

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct:

Agincourt Capital Limited

By:	/s/ David Jenkins	Dated: November 5, 2010
Name:	David Jenkins, Sole Stockholder,
Director and Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Exhibit A
Transactions Within 60 Days Prior to the Date of This Schedule 13D

Date	Transaction Description	Purchase Price	Sale Price
10/22/10	Purchased 3,500,000 shares of Entheos Technologies, Inc. Common Stock	$35,000.00	N/A